EXHIBIT 12.1

AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2009	2008	2007	2006	2005
Combined fixed charges:
Capitalized interest credit	7.8	4.4	3.6	3.3	5.4
Interest factor in rent expense	2.8	3.3	3.7	2.8	2.3
Other interest and fixed charges	37.4	48.9	69.3	89.1	86.8
Total combined fixed charges	$48.0	$56.6	$76.6	$95.2	$94.5

Earnings-pretax income (loss) with
applicable adjustments	$(47.9)	$55.3	$674.5	$99.0	$136.9

Ration of earnings to combined fixed charges	NM*	NM*	8.8	1.0	1.4

* In 2009 and 2008, earnings were less than fixed charges by $95.9 and $1.3, respectively.